SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Digital Commerce International, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

25383R104

(CUSIP Number)

David Lubin, Esq., c/o Ehrenreich, Eilenberg & Krause, LLP

11 East 44th Street, New York, NY 10017

(212) 986-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RXLTC.com, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5 _____ 6	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER The number of shares equal to no more than 70% on a fully-diluted basis**
	8	SHARED VOTING POWER 7,407,170 shares
	9	SOLE DISPOSITIVE POWER The number of shares equal to no more than 70% on a fully-diluted basis**
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The number of shares equal to no more than 70% on an fully-diluted basis** plus 7,407,170 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The number of shares equal to no more than 70% on a fully-diluted basis** plus 24.69%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tiffany Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5 _____ 6	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER The number of shares equal to no more than 70% on a fully-diluted basis** plus 7,407,170 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER The number of shares equal to no more than 70% on a fully-diluted basis**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The number of shares equal to no more than 70% on an fully-diluted basis** plus 7,407,170 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The number of shares equal to no more than 70% on a fully-diluted basis** plus 24.69%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!** See explanation contained herein

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry Kauftheil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5 _____ 6	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) CITIZNSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER The number of shares equal to no more than 70% on a fully-diluted basis** plus 7,407,170 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER The number of shares equal to no more than 70% on a fully-diluted basis**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The number of shares equal to no more than 70% on an fully-diluted basis** plus 7,407,170 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The number of shares equal to no more than 70% on a fully-diluted basis** plus 24.69%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein

Item 1.Security and Issuer

Security: Common Stock, par value $.001 per share ("Common Stock")

(CUSIP No. 25383R104)

Issuer: Digital Commerce International, Inc.

362 Industrial Park, Unit 6

Middletown, Connecticut 06457

Item 2.Identity and Background

1.(a) Name of Person Filing: RXLTC.com, LLC

(b)Address:c/o 1612 48th Street

Brooklyn, New York 11204.

(c)State of Organization: Delaware.

(d)Principal Business:Investments.

(e)No.

(f) No.

RXLTC.com, LLC is the owner, beneficially and of record, of the shares of Common Stock of Digital Commerce International, Inc. (the "Issuer") which are the subject of this Schedule.

2. (a) RXLTC.com, Inc.

(b) Address: c/o 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

RXLTC.com, Inc. owns 97% of the membership interests in RXLTC.com, LLC.

3. (a) CarePortal.com, LLC

(b) Address: 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

CarePortal.com, LLC owns all the issued and outstanding stock of RXLTC.com, Inc.

4. (a) eHealthcare Ventures.com, LLC

(b) Address: 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

eHealthcare Ventures.com, LLC owns 86.00% of the membership interests of CarePortal.com, LLC.

5. (a) eCare Ventures.com, Inc.

(b) Address: 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

eCare Ventures.com, Inc. owns all the membership interests in eHealthcare Ventures.com, LLC.

6. (a) eVolve Ventures, LLC

(b) Address: 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

eVolve Ventures, LLC owns all the membership interests in eCare Ventures.com, Inc.

7. (a) RKMA, LLC

(b) Address: 1664 51st Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

RKMA, LLC is the owner, beneficially and of record, of all the common membership interests of eVolve Ventures, LLC.

8. (a) Tiffany Katz

(b) Residence: 1664 51st Street

Brooklyn, New York 11204.

(c) Principal Business: Investing in various companies through various investment entities.

(d) No.

(e) No.

(f) United States.

Tiffany Katz is the owner of all the common membership interests of RKMA, LLC.

9. (a) HKMA, LLC

(b) Address: 1612 48th Street

Brooklyn, New York 11204.

(c) State of Organization: Delaware.

(d) Principal Business: Investments.

(e) No.

(f) No.

HKMA, LLC is the manager of eVolve Ventures, LLC.

10. (a) Henry Kauftheil

(b) Residence: 1612 48th Street

Brooklyn, New York 11204.

(c) Principal Business: Managing various operating companies through various investment entities.

(d) No.

  No.

  United States.

Henry Kauftheil is the manager of HKMA, LLC, which is the manager of eVolve Ventures, LLC and the manager of RXLTC.com, LLC. Mr. Kauftheil is also the Chairman and sole director of RXLTC.com, Inc., a manager of CarePortal.com, LLC, a manager of eHealthcare Ventures.com, LLC and a director and officer of eCare Ventures.com, Inc. Henry Kauftheil is the father of Tiffany Katz. Mr. Kauftheil disclaims beneficial ownership of all interests owned directly and indirectly by Tiffany Katz to the extent of any pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration

RXLTC.com, LLC acquired the shares of Common Stock which are the subject of this filing pursuant to the terms and conditions of the Amended and Restated Plan of Reorganization dated January 31, 2002 (the "Agreement") by and among the Issuer, Digital Healthcare Services, Inc. ("Merger Sub"), Netcare Health Services, Inc. ("Netcare") and RXLTC.com, LLC ("RXLTC"). Pursuant to the Agreement, on January 31, 2002 Merger Sub merged with and into Netcare and the shares of common stock of Netcare which were owned by RXLTC where converted into shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

As described above, RXLTC acquired the shares of the Issuer pursuant to the Agreement. The purpose of the transaction was for the Issuer to acquire the operations of Netcare, a provider of pharmacy services to long-term care institutions. In addition, RXLTC acquired a majority interest in and control of the Issuer. RXLTC has the right to appoint the officers of the Issuer as well as a majority of the Board of Directors of the Issuer. Upon the filing of a Schedule 14f-1 and distribution thereof to the stockholders of the Issuer, the nominees appointed by RXLTC (which as of the date hereof have not yet been identified) will become the majority of the Board of Directors of the Issuer.

For the terms and conditions of the Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 1. All statements made herein concerning the foregoing agreement are qualified in their entirety by reference to Exhibit 1.

Item 5. Interest in Securities of the Issuer.

1. RXLTC.com, LLC

(a) Amount Beneficially Owned: 70% on a fully-diluted basis.

(b) Percent of Class: 70% on a fully-diluted basis.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 70% .

(ii) Shared power to vote or direct the vote: 7,407,170 shares, or an additional 24.69%*

(iii) Sole power to dispose or direct the disposition of: 70%.

(iv) Shared power to dispose or direct the disposition of: None.

* The additional shares represent the shares beneficially owned by John Combs and Michael Kang which are subject to an Irrevocable Proxy dated as of January 31, 2002 given by said individuals to RXLTC.com, LLC and Edward Foster. RXLTC.com, LLC has the right to vote such shares, as well as and all other shares of the Issuer which either Mr. Combs or Mr. Kang may acquire. The proxy is irrevocable and shall remain in full force and effect until the (i) Certificate of Amendment to the Certificate of Incorporation of the Issuer is filed and (ii) RXLTC.com, LLC is issued all the shares of common stock it is entitled to pursuant to the terms of the Agreement.

For the terms and conditions of the Proxy, reference is hereby made to such agreement annexed hereto as Exhibit 3. All statements made herein concerning the foregoing agreement are qualified in their entirety by reference to Exhibit 3.

2. Tiffany Katz

(a) Amount Beneficially Owned: 70% on a fully-diluted basis.

(b) Percent of Class: 70% on a fully-diluted basis

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-.

(ii) Shared power to vote or direct the vote: 70% plus 7,407,170 shares, or an additional 24.69%.

(iii) Sole power to dispose or direct the disposition of: -0-.

(iv) Shared power to dispose or direct the disposition of: 70%.

The numbers above disregard (i) the 3% interest in RXLTC.com, LLC which is owned by a third party and (ii) the 14% interest in CarePortal.com, LLC which is owned by a third party.

3. Henry Kauftheil

(a) Amount Beneficially Owned: 70% on a fully-diluted basis.

(b) Percent of Class: 70% on a fully-diluted basis

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-.

(ii) Shared power to vote or direct the vote: 70% plus 7,407,170 shares, or an additional 24.69%*.

(iii) Sole power to dispose or direct the disposition of: -0-.

(iv) Shared power to dispose or direct the disposition of: 70%.

The numbers above disregard (i) the 3% interest in RXLTC.com, LLC which is owned by a third party and the (ii) the 14% interest in CarePortal.com, LLC which is owned by a third party.

The shares in the Issuer beneficially owned by the reporting persons indicated above do not include any shares issuable in connection with the debt financing of up to $600,000 to Netcare in the first quarter of 2002. In addition, if the Issuer consummates an equity financing introduced by management of the Issuer prior to May 31, 2002, then RXLTC shall surrender to the Issuer for cancellation the number of shares of common stock issuable in connection with such financing until the Issuer receives financing of up to $2,000,000, but the total amount of dilution to RXLTC shall not be in excess of 19% of the number of shares outstanding for a total of $2,000,000 financing. The exact number of shares of the Issuer owned by RXLTC.com, LLC as of the date of this report is not ascertainable because, among other reasons, the Issuer must first amend its certificate of incorporation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Agreement, Michael Kang and John Combs, executed an irrevocable proxy to Ed Foster and RXLTC.com, LLC with respect to all the shares of the Issuer owned by Messrs. Kang and Combs as well as any shares of the Issuer which either Mr. Kang or Mr. Combs may acquire. The proxy is irrevocable and shall remain in full force until the certificate of incorporation of the Issuer is effective and RXLTC.com, LLC is issued all the shares of common stock to which it is entitled pursuant to the Agreement. According to information obtained from the Issuer, as of the date of this Report Messrs. Kang and Combs beneficially have the right to vote 7,407,170 shares of the Issuer, or 24.69%.

Pursuant to the Agreement, the Issuer is obligated to register 68,500,000 shares owned by RXLTC.com, LLC in the next registration statement the Issuer is obligated to prepare.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Amended and Restated Plan of Reorganization dated January 31, 2002 (the "Agreement") by and among the Issuer, Digital Healthcare Services, Inc. ("Merger Sub"), Netcare Health Services, Inc. ("Netcare") and RXLTC.com, LLC.

Exhibit 2. Joint Filing Agreement dated March __, 2002, by and among RXLTC.com, LLC, Tiffany Katz, Henry Kauftheil, Krovim, LLC and Dov Perlysky.

Exhibit 3. Irrevocable Proxy dated January 31, 2002, by Michael Kang and John Combs in favor of RXLTC.com, LLC and Edward Foster.

Exhibit 4. Agreement dated January 31, 2002, by and among the Issuer, RXLTC.com, LLC and Martin Licht.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2002

RXLTC.com, LLC

/s/ Henry Kauftheil__

Henry Kauftheil, manager

/s/ Tiffany Katz

Tiffany Katz

/s/ Henry Kauftheil

Henry Kauftheil

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Amended and Restated

Plan of Reorganization

DIGITAL COMMERCE INTERNATIONAL, INC.,

DIGITAL HEALTHCARE SERVICES, INC.,

(A WHOLLY OWNED SUBSIDIARY OF DIGITAL COMMERCE INTERNATIONAL, INC.)

NETCARE HEALTH SERVICES, INC.,

and

RXLTC.COM, LLC

dated as of

January 31, 2002

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

1.1 Definitions 1

1.2 Rules of Construction 1

ARTICLE II

THE MERGER

2.1 The Merger 2

2.2 Merger Consideration 2

2.3 Closing Date. 3

2.4 Effective Time 3

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
THE STOCKHOLDER RELATED TO THE COMPANY

3.1 Corporate Organization 3

3.2 Qualification 4

3.3 Authorization 4

3.4 Approvals 4

3.5 Absence of Conflicts 4

3.6 Subsidiaries; Equity Investments 5

3.7 Capitalization 5

3.8 Financial Statements 5

3.9 Undisclosed Liabilities 6

3.10 Certain Agreements 6

3.11 Contracts and Commitments 6

3.12 Absence of Changes 6

3.13 Tax Matters. 6

3.14 Litigation 7

3.15 Compliance with Law 8

3.16 Permits 8

3.17 Employee Benefit Plans and Policies 8

3.18 Labor Matters 8

3.19 Insurance 9

3.20 Affiliate Interests 9

3.21 Hazardous Materials 9

3.22 Intellectual Property 9

3.23 Disclosure 10

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
RELATED TO THE STOCKHOLDER

4.1 Capital Stock 10

4.2 Authorization of Agreement 10

4.3 Approvals 10

4.4 Absence of Conflicts 11

4.5 Investment Intent 11

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF DCI AND MERGER SUB

5.1 Corporate Organization 12

5.2 Authorization 12

5.3 Approvals 12

5.4 Capitalization. 12

5.5 Absence of Conflicts 13

5.6 Authorization For DCI Stock 13

5.7 SEC Documents 13

5.8 Merger Sub 14

5.9 Undisclosed Liabilities 14

5.10 Certain Agreements. 14

5.11 Absence of Changes 14

5.12 Litigation 15

5.13 Compliance with Law 15

5.14 Hazardous Materials 15

5.15 Disclosure 15

5.16 Listing 16

ARTICLE VI

COVENANTS OF THE STOCKHOLDER

6.1 Acquisition Proposals 16

6.2 Access 16

6.3 Conduct of Business by the Company Pending the Merger 16

6.4 Confidentiality 18

6.5 Notification of Certain Matters 18

6.6 Consents 18

6.7 Agreement to Defend 18

6.8 Certain Tax Matters. 19

6.9 Preparation of Registration Statement and Information Statement 19

6.10 Spin-Off 19

6.11 Audit 19

ARTICLE VII

COVENANTS OF DCI

7.1 Confidentiality 19

7.2 Conduct of Business by DCI Pending the Merger 19

7.3 Consents 21

7.4 Agreement to Defend 21

7.5 Delivery of Certificates 21

7.6 Certain Tax Matters 21

7.7 Certificate of Incorporation 21

7.8 Access 22

7.9 Spinoff 22

7.10 Directors 22

7.11 14C and 14f Filings. 22

7.12 10-K Filing. 22

7.13 Rescission. 22

ARTICLE VIII

CONDITIONS

8.1 Conditions Precedent to Obligation of Each Party to Effect the Merger 22

8.2 Additional Conditions Precedent to Obligations of DCI 23

8.3 Additional Conditions Precedent to Obligations of the Stockholder 24

ARTICLE IX

MISCELLANEOUS

9.1 Intentionally Omitted 24

9.2 Termination 24

9.3 Effect of Termination 25

9.4 Expenses 25

9.5 Restrictions on Transfer of DCI Stock 25

9.6 Intentionally Omitted. 26

9.7 No Broker 26

9.8 Waiver and Amendment 26

9.9 Public Statements 26

9.10 Assignment 26

9.11 Notices 26

9.12 Governing Law 27

9.13 Severability 27

9.14 Counterparts 27

9.15 Headings 27

9.16 Entire Plan; Third Party Beneficiaries 27

9.17 Faward Holdings, Ltd. 27

Schedules

Schedule 3.1 - Articles of Incorporation and Bylaws

Schedule 3.2 - Jurisdictions

Schedule 3.4 - Approvals

Schedule 3.5 - Absence of Conflicts

Schedule 3.6 - Subsidiaries

Schedule 3.7(a) - Capitalization - 3.7(a)

Schedule 3.7(b) - Capitalization - 3.7(b)

Schedule 3.8 - Reserve for Doubtful Accounts

Schedule 3.9 - Undisclosed Liabilities

Schedule 3.10 - Certain Agreements

Schedule 3.11 - Contracts and Commitments

Schedule 3.12 - Absence of Changes

Schedule 3.13(a) - Tax Matters - 3.13(a)

Schedule 3.13(b) - Tax Matters - 3.13(b)

Schedule 3.13(c) - Tax Matters - 3.13(c)

Schedule 3.14(a) - Litigation - 3.14(a)

Schedule 3.14(b) - Defaults - 3.14(b)

Schedule 3.15 - Compliance with Law

Schedule 3.16 - Permits

Schedule 3.17(a) - Employee Benefit Plans - 3.17(a)

Schedule 3.17(c) - Employee Benefit Plans - 3.17(c)

Schedule 3.20 - Affiliate Interests

Schedule 3.21 - Hazardous Materials

Schedule 3.22 - Intellectual Property

Schedule 4.4 - Absence of Conflicts

Schedule 5.4(a) - Capitalization 5.4(a)

Schedule 5.4(b) - Capitalization 5.4(b)

Schedule 5.4(c) - Registration Rights

Schedule 5.9 - Undisclosed Liabilities

Schedule 5.10 - Certain Agreements

Schedule 5.11 - Absence of Changes

Schedule 5.12(a) - Litigation - 5.12(a)

Schedule 5.12(b) - Litigation - 5.12(b)

Schedule 5.13 - Compliance with Law

Schedule 5.14 - Hazardous Materials

Schedule 8.1(e) - Irrevocable Proxy

Annex:

Annex A  Schedule of Defined Terms

Exhibits

Exhibit A - Certificate of Merger

Exhibit B - Indemnity

Exhibit C - Distribution Agreement

AMENDED AND RESTATED PLAN OF REORGANIZATION

This Amended and Restated Plan of Reorganization (this "Plan"), dated as of the 31st day of January, 2002, is among DIGITAL COMMERCE INTERNATIONAL, INC., a Delaware corporation ("DCI"), DIGITAL HEALTHCARE SERVICES, INC., a Delaware corporation and a wholly owned subsidiary of DCI ("Merger Sub"), and NETCARE HEALTH SERVICES, INC., a Delaware corporation, (the "Company") and RXLTC.com, LLC, a Delaware limited liability company (the "Stockholder").

RECITALS:

WHEREAS, the parties to this Plan have determined it is in their best long-term interests to effect a business combination pursuant to which the Merger Sub will merge with and into the Company on the terms and subject to the conditions set forth herein (the "Merger");

WHEREAS, the respective Boards of Directors of DCI, Merger Sub and the Company have approved this Plan and the Merger pursuant to the terms and conditions herein set forth.

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Merger.

NOW, THEREFORE, in consideration of the above premises and the mutual promises set forth in this Plan, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

This Amended and Restated Plan of Reorganization supersedes and replaces the Plan of Reorganization dated December 11, 2001 among DCI, Merger Sub, the Company and RXLTC.com.

ARTICLE

DEFINITIONS

    Definitions. Certain capitalized and other terms used in this Plan are defined in Annex A hereto and are used herein with the meanings ascribed to them therein.

    Rules of Construction. Unless the context otherwise requires, as used in this Plan, (a) a term has the meaning ascribed to it; (b) an accounting term not otherwise defined has the meaning ascribed to it in accordance with GAAP; (c) "or" is not exclusive; (d) "including" means "including, without limitation;" (e) words in the singular include the plural; (f) words in the plural include the singular; (g) words applicable to one gender shall be construed to apply to each gender; (h) the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words refer to this entire Plan; (i) the terms "Article" or "Section" shall refer to the specified Article or Section of this Plan; and (j) section and paragraph headings in this Plan are for convenience only and shall not affect the construction of this Plan.

ARTICLE

THE MERGER

    The Merger. Subject to and in accordance with the terms and conditions of this Plan and pursuant to the Certificate of Merger between Merger Sub and the Company, a form of which is attached hereto as Exhibit A (the "Certificate of Merger"), at the Effective Time (as hereinafter defined) the Merger Sub shall be merged with and into the Company, the separate existence of the Merger Sub shall cease, and the Company shall (i) continue as the surviving corporation under the corporate name "NETCARE HEALTH SERVICES, INC." and (ii) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company. Subject to the terms and conditions of this Plan and the Certificate of Merger, DCI agrees, at or prior to the Closing, to cause Merger Sub to execute and deliver, the Certificate of Merger in form and substance substantially similar to the form attached hereto as Exhibit A. Subject to the terms and conditions of this Plan and the Certificate of Merger, the Stockholder agrees, at or prior to the Closing, to cause the Company to execute and deliver the Certificate of Merger in form and substance substantially similar to the form attached hereto as Exhibit A.

    Merger Consideration.

(a) Closing Payment. As provided in the Certificate of Merger, DCI shall issue as consideration in connection with the Merger the number of shares outstanding on a fully-diluted basis such that the Stockholder shall own 70% of the number of shares of DCI Common Stock outstanding on the Closing Date and on the effective date of the Merger on a fully-diluted basis less any DCI shares of Common Stock issuable in connection with the debt financing in the amount of up to $600,000 by the Company consummated in January and February 2002, as adjusted pursuant to paragraph 2(b) and the balance of the stockholders of DCI shall own 30% of the Common Stock. In the event that any additional shares of Common Stock are issued pursuant to the Agreements listed on Schedule 5.10 or any other arrangements or agreements by DCI or its affiliates prior to the Closing Date, then the Stockholder shall be issued a number of additional shares of Common Stock equal to the product of (i) one divided by the Percentage, as defined below, and (ii) the number of additional shares issued. The "Percentage" shall be equal to 70% minus the percentage of shares issuable in connection with the debt financing of up to $600,000 and the post closing adjustment in Section 2.2(b). Said payment, after giving effect to any adjustments is the "Purchase Price." The shares of Common Stock constituting the Purchase Price shall actually be issued upon the filing of an Amendment to the Certificate of Incorporation, but shall be deemed issued as of the Closing Date.

(b) Post Closing Financing Adjustment. In the event that DCI consummates an equity financing introduced by Michael Kang, John W. Combs, or their agents (the "Kang Entities") subsequent to the Closing Date but prior to May 31, 2002, then in each case the Stockholder shall surrender to DCI for cancellation the numbers of shares of Common Stock issued or issuable in connection with such financing until DCI has received financing of $2,000,000 (this shall be the only dilutive effect upon the Stockholder of such financings), provided that such total amount of dilution to the Stockholder shall not be more than an aggregate of 19% for a total of $2,000,000 of financing. If the number of shares of Common Stock that the Stockholder are required to cancel in order to satisfy the $2,000,000 financing would dilute the Stockholder to more than an aggregate of 19%, then the Stockholder shall not be required to surrender any additional shares of Common Stock for cancellation. If, at any time prior to May 31, 2002, but subsequent to February 15, 2002, DCI receives a term sheet for financing by an entity not introduced to DCI by any Kang Entities, DCI shall submit such term sheet to Michael Kang. If the Kang Entities cannot consummate a financing on the terms of such term sheet within 20 business days thereafter, DCI shall have the right to consummate such financing and the Stockholder shall not be required to surrender any shares of Common Stock for cancellation.

    Closing Date. The closing of the transactions contemplated by this Plan (the "Closing") shall take place at the offices of Martin C. Licht, Esq., 685 Third Avenue, 21st floor, New York, New York 10017 on the first business day of the month following the month in which all conditions set forth in Article VIII hereof are satisfied or waived or at such other time and place as DCI and the Company shall agree but in no event later than January 31, 2002; provided, that the conditions set forth in Article VIII shall have been satisfied or waived at or prior to such time. The date on which the Closing occurs is herein referred to as the "Closing Date."

    Effective Time. As soon as practicable after the Closing, the parties hereto will file with the Secretary of State of the State of Delaware, the Certificate of Merger in such form as required by, and executed in accordance with, the relevant provisions of the corporation law of such state. The effective time of the filing of the Certificate of Merger by the Secretary of State of the State of Delaware is the "Effective Time."

ARTICLE  III

REPRESENTATIONS AND WARRANTIES OF

THE STOCKHOLDER RELATED TO THE COMPANY

The Stockholder of the Company hereby represents and warrants to DCI and Merger Sub as follows:

3.1 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with all requisite corporate power and authority to own or lease its properties and conduct its business as now owned, leased or conducted and to execute, deliver and perform this Plan and each instrument, document or agreement required hereby to be executed and delivered by it at, or prior to, the Closing. True and complete copies of the articles of incorporation and bylaws (or other organizational documents) of the Company are included in Schedule 3.1.

3.2 Qualification. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by it makes such qualification necessary. Schedule 3.2 sets forth a list of the jurisdictions in which the Company is qualified to do business, if any.

3.3 Authorization. The execution and delivery by the Company of this Plan, the performance of its obligations pursuant to this Plan and the execution, delivery and performance of each instrument, document or agreement required hereby to be executed and delivered by the Company at, or prior to, the Closing have been duly and validly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company is necessary to authorize this Plan or any other instrument, document or agreement required hereby to be executed by the Company at, or prior to, the Closing. The Board of Directors of the Company has voted to recommend approval of the Merger to the stockholders of the Company and such determination remains in effect. The execution of this Plan by the Stockholder constitutes unanimous Stockholder consent to the Merger, the terms and provisions of this Plan and the transactions contemplated hereby. This executed Plan shall also constitute the Stockholder's written waiver of all applicable notice requirements. This executed Plan shall be filed in the minute books of the Company as evidence of such Stockholder action. This Plan has been, and each instrument, document or agreement required hereby to be executed and delivered by the Company at, or prior to, the Closing will then be, duly executed and delivered by it, and this Plan constitutes, and, to the extent it purports to obligate the Company, each such instrument, document or agreement will constitute (assuming due authorization, execution and delivery by each other party thereto), the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

3.4 Approvals. Except for the applicable filings with the Secretary of State of Delaware relating to the Merger and except to the extent set forth in Schedule 3.4, no filing or registration with, and no consent, approval, authorization, permit, certificate or order of any Court or Governmental Authority is required by any applicable Law or by any applicable Order or any applicable rule or regulation of any Court or Governmental Authority to permit the Company to execute, deliver or perform this Plan or any instrument required hereby to be executed and delivered by it at the Closing.

3.5 Absence of Conflicts. Except to the extent set forth in Schedule 3.5, neither the execution and delivery by the Company of this Plan or any instrument, document or agreement required hereby to be executed and delivered by it at, or prior to, the Closing, nor the performance by the Company of its obligations under this Plan or any such instrument, document or agreement will (assuming receipt of all consents, approvals, authorizations, permits, certificates and orders disclosed as requisite in Schedule 3.4) (a) violate or breach the terms of or cause a default under (i) any applicable Law, (ii) any applicable Order or any applicable rule or regulation of any Court or Governmental Authority, (iii) any applicable permits received from any Governmental Authority or Court, (iv) the articles of incorporation or bylaws or other organizational documents of the Company or (v) any contract or agreement to which the Company is a party or by which it, or any of its properties, is bound, or (b) result in the creation or imposition of any Lien on any of the properties or assets of the Company, or (c) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any existing consent, approval, authorization, license, permit, certificate or order of any Court or Governmental Authority, or (d) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clauses (a), (b) or (c) of this Section.

3.6 Subsidiaries; Equity Investments. Except as set forth in Schedule 3.6, the Company has not controlled directly or indirectly, or had any direct or indirect equity participation in, any Person during the two (2) year period preceding the date hereof.

3.7 Capitalization.

      Schedule 3.7(a) sets forth with respect to the Company its authorized and outstanding capital stock (the "Company Common Stock"). Each outstanding share of the Company Common Stock has been duly authorized, is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights of any stockholder. Set forth in Schedule 3.7(a) are the names and addresses (as reflected in the corporate records of the Company) of each record holder of the Company Common Stock, together with the number of shares held by each such Person.

      There is not outstanding any capital stock or other security, including, without limitation, any option, warrant or right, entitling the holder thereof to purchase or otherwise acquire any shares of capital stock of the Company. Except as disclosed in Schedule 3.7(b), there are no contracts, agreements, commitments or arrangements obligating the Company (i) to issue, sell, pledge, dispose of or encumber any shares of, or any options, warrants or rights of any kind to acquire, or any securities that are convertible into or exercisable or exchangeable for, any shares of, any class of capital stock of the Company or (ii) to redeem, purchase or acquire or offer to acquire any shares of, or any outstanding option, warrant or right to acquire, or any securities that are convertible into or exercisable or exchangeable for, any shares of, any class of capital stock of the Company.

3.8 Financial Statements. The Stockholder has delivered, or shall deliver prior to closing, to DCI true and complete copies of the unaudited financial statements of the Company consisting of (i) a balance sheet of the Company as of July 31, 2001 "Interim Balance Sheet") and the related statement of income for the seven month period then ended , (collectively with the Interim Balance Sheet, the "Company Interim Financial Statements") and (ii) a balance sheet of the Company as of December 31, 2000 (the "Company 2000 Balance Sheet") and the related audited statements of income, changes in Stockholder's equity and cash flows for the year then ended (including the notes thereto) (collectively with the Company 2000 Balance Sheet, the "Company 2000 Financial Statements" and together with the Company Interim Financial Statements, the "Company Financial Statements"). The Company Financial Statements present fairly the financial position of the Company and the results of its operations and changes in financial position as of the dates and for the periods indicated therein in conformity with GAAP. The Company Financial Statements do not omit to state any liabilities, absolute or contingent, required to be stated therein in accordance with GAAP. All accounts receivable of the Company reflected in the Company Financial Statements and as incurred since December 31, 2000, represent sales made in the ordinary course of business, are collectible (net of any reserves for doubtful accounts shown in the Company Interim Financial Statements) in the ordinary course of business and, except as set forth in Schedule 3.8, are not in dispute or subject to counterclaim, set-off or renegotiation.

3.9 Undisclosed Liabilities. Except as and to the extent of the amounts specifically reflected or accrued for in the Interim Balance Sheet or as set forth in Schedule 3.9, the Company does not have any material liabilities or obligations of any nature whether absolute, accrued, contingent or otherwise, and whether due or to become due. The reserves reflected in the Interim Balance Sheet are adequate, appropriate and reasonable in accordance with GAAP.

3.10 Certain Agreements. Except as set forth in Schedule 3.10, neither the Company, nor any of its officers or directors, is a party to, or bound by, any contract, agreement or organizational document which purports to restrict, by virtue of a noncompetition, territorial exclusivity or other provision covering such subject matter purportedly enforceable by a third party against the Company, or any of its officers or directors, the scope of the business or operations of the Company, or any of its officers or directors, geographically or otherwise.

3.11 Contracts and Commitments. Schedule 3.11 includes (i) a list of all contracts to which the Company is a party or by which its property is bound that involve consideration or other expenditure in excess of $100,000 or performance over a period of more than six months or that is otherwise material to the business or operations of the Company ("Material Contracts"); (ii) a list of all real or personal property leases to which the Company is a party involving consideration or other expenditure in excess of $100,000 over the term of the lease ("Material Leases"); (iii) a list of all guarantees of, or agreements to indemnify or be contingently liable for, the payment or performance by any Person to which the Company is a party ("Guarantees") and (iv) a list of all contracts or other formal or informal understandings between the Company and any of its officers, directors, employees, agents or Stockholder or its affiliates ("Related Party Agreements"). True and complete copies of each Material Contract, Material Lease, Guarantee and Related Party Agreement have been furnished to DCI.

3.12 Absence of Changes. Except as set forth in Schedule 3.12, there has not been, since December 31, 2000 any material adverse change with respect to the business, assets, results of operations, prospects or condition (financial or otherwise) of the Company. Except as set forth in Schedule 3.12, since December 31, 2000, the Company has not engaged in any transaction or conduct of any kind which would be proscribed by Section 6.3 herein after execution and delivery of this Plan.

3.13 Tax Matters.

      Except as set forth in Schedule 3.13(a) (and except for filings and payments of assessments the failure of which to file or pay will not materially adversely affect the Company), (i) all Tax Returns which are required to be filed on or before the Closing Date by or with respect to the Company have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all information provided in each such Tax Return is true, correct and complete, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iv) all withholding Tax requirements imposed on or with respect to the Company have been or will be satisfied in full, and (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.

      There is no claim against the Company for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to the Company, other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Schedule 3.13(b).

      Except as set forth in Schedule 3.13(c), there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company, or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company.

      The total amounts set up as liabilities for current and deferred Taxes in the Interim Balance Sheet are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Company up to and through the periods covered thereby.

3.14 Litigation.

  Except as set forth in Schedule 3.14(a), there are no actions at law, suits in equity, investigations, proceedings or claims pending or, to the knowledge of the Stockholder, threatened against or specifically affecting the Company before or by any Court or Governmental Authority.

  Except as contemplated by this Plan and except to the extent set forth in Schedule 3.14(b), the Company has performed all obligations required to be performed by it to date and is not in default under, and, to the knowledge of the Stockholder, no event has occurred which, with the lapse of time or action by a third party could result in a default under any contract or other agreement to which the Company is a party or by which it or any of its properties is bound or under any applicable Order of any Court or Governmental Authority.

3.15 Compliance with Law. Except as set forth in Schedule 3.15, the Company is in compliance with all applicable statutes and other applicable Laws and all applicable rules and regulations of all federal, state, foreign and local governmental agencies and authorities.

3.16 Permits. Except as set forth in Schedule 3.16, the Company owns or holds all franchises, licenses, permits, consents, approvals and authorizations of all Governmental Authorities or Courts necessary for the conduct of its business. A listing of all such items, with their expiration dates, is included in Schedule 3.16. Each franchise, license, permit, consent, approval and authorization so owned or held is in full force and effect, and the Company is in compliance with all of its obligations with respect thereto, and no event has occurred which allows, or upon the giving of notice or the lapse of time or otherwise would allow, revocation or termination of any franchise, license, permit, consent, approval or authorization so owned or held.

3.17 Employee Benefit Plans and Policies.

      With the exception of the plans referred to in Schedule 3.17(a) attached hereto (the "Employee Benefit Plans"), the Company does not maintain or have an obligation to contribute to, and has at no time since the effective date of ERISA maintained or had an obligation to contribute to, any "employee pension benefit plan" as defined in Section 3(2) of ERISA with regard to any employee, past or present, and the Company is not and has at no time since the effective date of the Multiemployer Pension Plan Amendment Act of 1980 been a party to, nor during such period made any contribution to, any "Multiemployer Plan" as defined in Section 3(37) of ERISA with regard to any employee, past or present. The Employee Benefit Plans are, and at all times, have been, in material compliance with ERISA and they are and at all times, have been in material compliance with the requirements for qualification under Section 401(a), and with the minimum funding standards of Section 412, of the Code as amended, and the rules and regulations promulgated thereunder.

      The funding method used in connection with each of the Employee Benefit Plans is acceptable under ERISA. The Employee Benefit Plans are the only plans of the Company with regard to any employee, past or present, which are, or ever were, subject to the provisions of Part 3 of Title I of ERISA, Section 412 of the Code, or the provisions of Title IV of ERISA.

      Except as set forth in Schedule 3.17(c), the Corporations are not in material default in performing any of its obligations (including funding obligations) with respect to the Employee Benefit Plans.

3.18 Labor Matters.

  The Company is not a party to any collective bargaining agreement.

  The Company is in compliance in all material respects with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practices.

3.19 Insurance. The Company is presently insured, and since the inception of operations by the Company has been insured, against such risks as companies engaged in the same or substantially similar business would, in accordance with good business practice, customarily be insured. The Company has given in a timely manner to its insurers all notices required to be given under such insurance policies with respect to all claims and actions covered by insurance, no insurer has denied coverage of any such claims or actions or reserved its rights in respect of or rejected any of such claims. The Company has not received any notice or other communication from any such insurer canceling or materially amending any of such insurance policies, and no such cancellation is pending or threatened. The execution of this Plan and the consummation of the transactions contemplated hereby will not cause such insurance policies to lapse, terminate or be canceled and will not result in any party thereto having the right to terminate or cancel such insurance policies.

3.20 Affiliate Interests. Except as set forth in Schedule 3.20, no employee, officer or director, or former employee, officer or director, of the Company has any interest in any property, tangible or intangible, including, without limitation, patents, trade secrets, other confidential business information, trademarks, service marks or trade names, used in or pertaining to the business of the Company, except for the normal rights of employees and stockholders.

3.21 Hazardous Materials.

      The Company to its knowledge is in compliance in all material respects with the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder (together "Environmental Laws"), and the Company has all necessary government permits, licenses, certificates and approvals in relation thereto.

      The Company has not received any complaint, order, directive, claim, citation or notice of, and does not know of any fact(s) which might constitute a violation(s) of any Environmental Laws.

      Except in accordance with a valid governmental permit, license, certificate or approval listed in Schedule 3.21 to the Company's knowledge, there has been no emission, spill, release or discharge of Hazardous Material in or at the Company's place of business, or of any toxic or hazardous substances or wastes into or upon (w) the air; (x) soils or any improvements located thereon; (y) the water (including adjacent water and underground water); or (z) any sewer, septic system or waste treatment, storage or disposal system for which the Company will be held liable.

3.22 Intellectual Property. Except as set forth in Schedule 3.22, the Company owns, or is licensed or otherwise has the right to use all Intellectual Property that are necessary for the conduct of the business and operations of the Company as currently conducted. To the knowledge of the Stockholder, (a) the use of the Intellectual Property by the Company does not infringe on the rights of any Person, and (b) no Person is infringing on any right of the Company with respect to any Intellectual Property. No claims are pending or, to the knowledge of the Stockholder, threatened that the Company is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property. To the knowledge of the Stockholder, no Person is infringing the rights of the Company with respect to any Intellectual Property. All of the Intellectual Property that is owned by the Company is owned free and clear of all encumbrances and was not misappropriated from any Person. All of the Intellectual Property that is licensed by the Company is licensed pursuant to valid and existing license agreements. The consummation of the transactions contemplated by this Plan will not result in the loss of any Intellectual Property.

3.23 Disclosure. The Stockholder has disclosed in writing, or pursuant to this Plan and the Schedules attached hereto, all facts material to the business, assets, prospects and condition (financial or otherwise) of the Company. No representation or warranty to DCI by the Stockholder contained in this Plan, and no statement contained in the Schedules attached hereto, any certificate, list or other writing furnished to DCI by the Stockholder pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. All statements contained in this Plan, the Schedules attached hereto, and any certificate, list, document or other writing delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed a representation and warranty of the Stockholder for all purposes of this Plan.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

RELATED TO THE STOCKHOLDER

Stockholder hereby represents and warrants to DCI that:

4.1 Capital Stock. The Stockholder is the beneficial and record owner of the number of shares of Company Common Stock as set forth in Schedule 3.7(a). On the Closing Date all such shares will be owned free and clear of any Lien. Except for such shares of Company Common Stock set forth in Schedule 3.7(a) hereto, the Stockholder does not own, beneficially or of record, any capital stock or other security, including, without limitation, any option, warrant or right entitling the holder thereof to purchase or otherwise acquire any shares of capital stock of the Company.

4.2 Authorization of Agreement. The Stockholder has full legal right, power, capacity and authority to execute, deliver and perform its obligations pursuant to this Plan and to execute, deliver and perform its obligations under each instrument, document or agreement required hereby to be executed and delivered by the Stockholder at, or prior to, the Closing.

4.3 Approvals. Except for filings with the Secretary of State of Delaware relating to the Merger, and except for applicable requirements, no filing or registration with, and no consent, approval, authorization, permit, certificate or order of any Court or Governmental Authority is required by any applicable Law or by any applicable Order or any applicable rule or regulation of any Court or Governmental Authority to permit the Stockholder to execute, deliver or perform this Plan or any instrument required hereby to be executed and delivered by it at the Closing.

4.4 Absence of Conflicts. Except as set forth in Schedule 4.4, neither the execution and delivery by the Stockholder of this Plan or any instrument, document or agreement required hereby to be executed and delivered by it at, or prior to, the Closing, nor the performance by the Stockholder of its obligations under this Plan or any such instrument will (a) violate or breach the terms of or cause a default under (i) any applicable Law, (ii) any applicable Order or any applicable rule or regulation of any Court or Governmental Authority, (iii) the organizational documents of the Stockholder or (iv) any contract or agreement to which the Stockholder is a party or by which it, or any of its properties, is bound, or (b) result in the creation or imposition of any Lien on any of the properties or assets of the Stockholder, or (c) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any existing consent, approval, authorization, license, permit, certificate or order of any Court or Governmental Authority, or (d) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clauses (a), (b) or (c) of this Section.

4.5 Investment Intent. The Stockholder makes the following representations relating to its acquisition of the Common Shares: (i) the Stockholder will be acquiring the Common Shares of DCI to be issued pursuant to the Merger to the Stockholder solely for the Stockholder's account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of those shares in connection with any distribution; (ii) the Stockholder is not a party to any agreement or other arrangement for the disposition of any Common Shares of DCI; (iii) the Stockholder is an "accredited investor" as defined in Securities Act Rule 501(a) (iv) the Stockholder (A) is able to bear the economic risk of an investment in the Common Shares acquired pursuant to this Plan, (B) can afford to sustain a total loss of that investment, (C) has such knowledge and experience in financial and business matters, and such past participation in investments, that it is capable of evaluating the merits and risks of the proposed investment in the Common Shares, (D) has received and reviewed the SEC Documents, (E) has had an adequate opportunity to ask questions and receive answers from the officers of DCI concerning any and all matters relating to the transactions contemplated hereby, including the background and experience of the current officers and directors of DCI, the plans for the operation of the business of DCI, the business, operation and financial condition of DCI and (F) has asked all questions of the nature described in the preceding clause (E), and all those questions have been answered to its satisfaction; (v) the Stockholder acknowledges that the Common Shares to be delivered to the Stockholder pursuant to the Merger have not been and will not be registered under the Securities Act or qualified under applicable blue sky laws and therefore may not be resold by the Stockholder without compliance with registration requirements of the Securities Act or an exemption therefrom; (vi) the Stockholder, if a corporation, partnership, trust or other entity, acknowledges that it was not formed for the specific purpose of acquiring the Common Shares; and (vii) without limiting any of the foregoing, the Stockholder agrees not to dispose of any portion of the Common Shares unless a registration statement under the Securities Act is in effect as to the applicable shares and the disposition is made in accordance with that registration statement, or such deposition is made in accordance with an exemption from the registration requirements under the Securities Act and applicable state Securities Laws.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF DCI AND MERGER SUB

DCI and Merger Sub hereby represent and warrant, jointly and severally, to the Company and the Stockholder that:

5.1 Corporate Organization. DCI and Merger Sub each is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to execute, deliver and perform this Plan and each instrument required hereby to be executed and delivered by it at the Closing.

5.2 Authorization. Except for the amendment of the Certificate of Incorporation of DCI, the execution and delivery by DCI and Merger Sub of this Plan, the performance by DCI and Merger Sub of their respective obligations pursuant to this Plan, and the execution, delivery and performance of each instrument required hereby to be executed and delivered by DCI or Merger Sub at the Closing have been duly and validly authorized by all requisite corporate action on the part of DCI or Merger Sub, as the case may be. Except for the amendment of the Certificate of Incorporation of DCI, this Plan has been, and each instrument, document or agreement required hereby to be executed and delivered by DCI or Merger Sub at, or prior to, the Closing will then be, duly executed and delivered by DCI or Merger Sub, as the case may be. This Plan constitutes, and, to the extent it purports to obligate DCI or Merger Sub, each such instrument, document or agreement will constitute (assuming due authorization, execution and delivery by each other party thereto), the legal, valid and binding obligation of DCI or Merger Sub, as the case may be, enforceable against it in accordance with its terms.

5.3 Approvals. Except for filings with the Secretary of State of Delaware relating to the Merger, the amendment of the Certificate of Incorporation of DCI and filings with the Securities and Exchange Commission as described in Section 6.9, and except for applicable requirements, no filing or registration with, and no consent, approval, authorization, permit, certificate or order of any Court or Government Authority is required by any applicable Law or by any applicable Order or any applicable rule or regulation of any Court or Governmental Authority to permit DCI or Merger Sub, as the case may be, to execute, deliver or consummate the transactions contemplated by this Plan or any instrument required hereby to be executed and delivered by either of them at or prior to the Closing.

5.4 Capitalization.

      Schedule 5.4(a) sets forth with respect to DCI its authorized and outstanding capital stock (the "DCI Common Stock"). Each outstanding share of the DCI Common Stock has been duly authorized, is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights of any stockholder.

      There is not outstanding any capital stock or other security, including, without limitation, any option, warrant or right, entitling the holder thereof to purchase or otherwise acquire any shares of capital stock of DCI. Except as disclosed in Schedule 5.4(b), there are no contracts, agreements, commitments or arrangements obligating DCI (i) to issue, sell, pledge, dispose of or encumber any shares of, or any options, warrants or rights of any kind to acquire, or any securities that are convertible into or exercisable or exchangeable for, any shares of, any class of capital stock of DCI or (ii) to redeem, purchase or acquire or offer to acquire any shares of, or any outstanding option, warrant or right to acquire, or any securities that are convertible into or exercisable or exchangeable for, any shares of, any class of capital stock of DCI.

      DCI has not granted any registration rights with respect to the securities except as provided in Schedule 5.4(c).

5.5 Absence of Conflicts. Neither the execution and delivery by DCI or Merger Sub, as the case may be, of this Plan or any instrument required hereby to be executed by it at or prior to the Closing nor the performance by DCI or Merger Sub, as the case may be, of its obligations under this Plan or any such instrument will (a) violate or breach the terms of or cause a default under (i) any applicable Law, (ii) any applicable Order or any applicable rule or regulation of any Court or Governmental Authority, (iii) subject to the amendment of the Certificate of Incorporation of DCI, the organizational documents of DCI or Merger Sub or (iv) any contract or agreement to which DCI or Merger Sub is a party or by which it or any of its property is bound, or (b) result in the creation or imposition of any Liens on any of the properties or assets of DCI or Merger Sub or (c) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any existing consent, approval, authorization, license, permit certificate or order of any Court or Governmental Authority or (d) with the passage of time or the giving of notice or the taking of any action by any third party have any of the effects set forth in clauses (a), (b) or (c) of this Section, except, with respect to clauses (a), (b), (c) or (d) of this Section, where such matter would not have a material adverse effect on the business, assets, prospects or condition (financial or otherwise) of DCI and its subsidiaries, taken as a whole.

5.6 Authorization For DCI Stock. Subject to the amendment of the Certificate of Incorporation of DCI, all of the shares of DCI Common Shares issuable pursuant to the Merger will be duly authorized and will, when issued, be validly issued, fully paid and nonassessable and not issued in violation of the preemptive rights of any stockholder of DCI.

5.7 SEC Documents. Since October 31, 2000, DCI has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Securities Act or the 1934 Act. DCI has delivered to the Company true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the 1934 Act and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of DCI included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of DCI as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of DCI to the Company which is not included in the SEC Documents, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

5.8 Merger Sub. Merger Sub is a corporation recently and duly incorporated under the laws of the State of Delaware, is validly existing and in good standing under such laws and is a wholly-owned subsidiary of DCI. Merger Sub has no assets, liabilities or obligations and has engaged in no business except as contemplated by this Plan.

5.9 Undisclosed Liabilities. Except as and to the extent of the amounts specifically reflected or accrued for in the SEC Documents or as set forth in Schedule 5.9, DCI does not have any material liabilities or obligations of any nature whether absolute, accrued, contingent or otherwise, and whether due or to become due. The reserves reflected in the SEC Documents are adequate, appropriate and reasonable in accordance with GAAP.

5.10 Certain Agreements.

(a) Except as set forth in Schedule 5.10 and the SEC Documents, neither DCI nor any of its officers or directors, is a party to, or bound by, any contract, agreement or organizational document which purports to restrict, by virtue of a noncompetition, territorial exclusivity or other provision covering such subject matter purportedly enforceable by a third party against DCI, or any of its officers or directors, the scope of the business or operations of DCI, or any of its officers or directors, geographically or otherwise.

(b) The SEC Documents and Schedule 5.10 include (i) a list of all contracts to which the Company is a party or by which its property is bound that involve consideration or other expenditure in excess of $100,000 or performance over a period of more than six months or that is otherwise material to the business or operations of the Company ("Material Contracts"); (ii) a list of all real or personal property leases to which the Company is a party involving consideration or other expenditure in excess of $100,000 over the term of the lease ("Material Leases"); (iii) a list of all guarantees of, or agreements to indemnify or be contingently liable for, the payment or performance by any Person to which the Company is a party ("Guarantees") and (iv) a list of all contracts or other formal or informal understandings between the Company and any of its officers, directors, employees, agents or stockholders or their affiliates ("Related Party Agreements").

5.11 Absence of Changes. Except as set forth in Schedule 5.11 and the SEC Documents, there has not been, since October 31, 2000 any material adverse change with respect to the business, assets, results of operations, prospects or condition (financial or otherwise) of DCI. Except as set forth in Schedule 5.11 and in the SEC Documents, since October 31, 2000, DCI has not engaged in any transaction or conduct of any kind which would be proscribed by Section 7.2 herein after execution and delivery of this Plan.

5.12 Litigation.

  Except as set forth in Schedule 5.12(a) and the SEC Documents, there are no actions at law, suits in equity, investigations, proceedings or claims pending or, to the knowledge of DCI threatened against or specifically affecting DCI before or by any Court or Governmental Authority.

  Except as contemplated by this Plan and except to the extent set forth in Schedule 5.12(b) and the SEC Documents, DCI has performed all obligations required to be performed by it to date and is not in default under, and, to the knowledge of DCI, no event has occurred which, with the lapse of time or action by a third party could result in a default under any contract or other agreement to which DCI is a party or by which it or any of its properties is bound or under any applicable Order of any Court or Governmental Authority.

5.13 Compliance with Law. Except as set forth in Schedule 5.13 and the SEC Documents, DCI is in compliance with all applicable statutes and other applicable Laws and all applicable rules and regulations of all federal, state, foreign and local governmental agencies and authorities.

5.14 Hazardous Materials.

      DCI to its knowledge is in compliance in all material respects with the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder (together "Environmental Laws"), and DCI has all necessary government permits, licenses, certificates and approvals in relation thereto.

      DCI has not received any compliant, order, directive, claim, citation or notice of, and does not know of any fact(s) which might constitute a violation(s) of any Environmental Laws.

      Except in accordance with a valid governmental permit, license, certificate or approval listed in Schedule 5.14 to DCI's knowledge, there has been no emission, spill, release or discharge of Hazardous Material at DCI's place of business or any toxic or hazardous substances or wastes into or upon (w) the air; (x) soils or any improvements located thereon; (y) the water (including adjacent water and underground water); or (z) any sewer, septic system or waste treatment, storage or disposal system for which DCI will be held liable.

5.15 Disclosure. DCI has disclosed in writing, or pursuant to this Plan and the Schedules attached hereto, all facts material to the business, assets, prospects and condition (financial or otherwise) of DCI. No representation or warranty to the Company by DCI contained in this Plan, and no statement contained in the Schedules attached hereto, any certificate, list or other writing furnished to the Company by DCI pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. All statements contained in this Plan, the Schedules attached hereto, and any certificate, list, document or other writing delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed a representation and warranty of DCI for all purposes of this Plan.

5.16 Listing. DCI is listed on the National Association of Securities Dealers, Inc. OTC

Bulletin Board (the "Principal Market"). DCI shall maintain the Common Stock's authorization for quotation on the Principal Market. DCI shall not take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market (excluding suspensions of not more than one trading day resulting from business announcements by DCI). DCI shall promptly provide to the Company copies of any notices it receives from the Principal Market regarding the continued eligibility of the Common Stock for listing on the Principal Market.

ARTICLE VI

COVENANTS OF THE STOCKHOLDER

6.1 Acquisition Proposals. Prior to the Closing Date, neither the Company, any of its officers, directors, employees or agents nor the Stockholder shall agree to, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition, business combination or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, the Company, other than the transactions with DCI contemplated by this Plan. The Company and Stockholder will notify DCI promptly of any unsolicited offer.

6.2 Access. The Company shall afford DCI's officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and, during such period, the Company shall furnish promptly to DCI any information concerning its business, properties and personnel as DCI may reasonably request; provided, however, that no investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty made by the Company or the Stockholder pursuant to this Plan.

6.3 Conduct of Business by the Company Pending the Merger. The Stockholder covenants and agrees that, from the date of this Plan until the Closing Date, unless DCI shall otherwise agree in writing or as otherwise expressly contemplated by this Plan:

  The business of the Company shall be conducted only in, and the Company shall not take any action except in the ordinary course of business and consistent with past practice.

  The Company shall not directly or indirectly do any of the following: (i) issue, sell, pledge, dispose of or encumber, (A) any capital stock (or securities convertible into capital stock) of the Company or (B) any assets of the Company (other than in the ordinary course of business and consistent with past practice and not relating to the borrowing of money); (ii) amend or propose to amend the articles of incorporation or bylaws (or other organizational documents) of the Company; (iii) split, combine or reclassify any outstanding capital stock of the Company, or declare, set aside or pay any dividend payable in stock, property or otherwise with respect to its capital stock whether now or hereafter outstanding; (iv) redeem, purchase or acquire or offer to acquire any of its capital stock; (v) create, incur, assume, guarantee or otherwise become liable or obligated with respect to any indebtedness for borrowed money other than the ordinary course of business or (vi) except in the ordinary course of business and consistent with past practice, enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 6.3(b);

  The Company shall use its best efforts (i) to preserve intact the business organization of the Company, (ii)  to perform or cause to be performed all of its obligations in or under any of such leases, agreements and contracts, (iii) to keep available the services of its current officers and key employees, (iv) to preserve the goodwill of those having business relationships with it, (v) to maintain and keep its properties in as good a repair and condition as presently exists, except for deterioration due to ordinary wear and tear, (vi) to maintain in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it, (vii) to collect its accounts receivable, (viii) to preserve in full force and effect all leases, operating agreements, easements, rights-of-way, permits, licenses, contracts and other agreements which relate to its assets (other than those expiring by their terms which are not renewable);

  The Company shall not make or agree to make any single capital expenditure or enter into any purchase commitments in excess of $25,000 except in the ordinary course of business;

  The Company shall perform its obligations under any contracts and agreements to which it is a party or to which its assets are subject, except for such obligations as the Company in good faith may dispute;

  The Company shall not take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in this Plan becoming untrue or any of the conditions to the Merger set forth in Article VIII not being satisfied;

  The Company shall not (i) amend or terminate any Plan except as may be required by applicable Law, (ii) increase or accelerate the payment or vesting of the amounts payable under any Plan, or (iii) adopt or enter into any personnel policy, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement or any other employee benefit plan, agreement, arrangement, program, practice or understanding (other than the Employee Benefit Plans); and

  The Company shall not enter into any agreement or incur any obligation, the terms of which would be violated by the consummation of the transactions contemplated by this Plan.

6.4 Confidentiality. The Company and the Stockholder shall, and the Company shall cause its officers, directors, employees, representatives and consultants to, hold in confidence, and not disclose to any Person for any reason whatsoever, any non-public information received by them or their representatives in connection with the transactions contemplated hereby, including, but not limited to, all terms, conditions and agreements related to this transaction except (i) as required by Law; (ii) for disclosure to officers, directors, employees and representatives of the Company as necessary in connection with the transactions contemplated hereby; and (iii) for information which becomes publicly available other than through the actions of the Company or a stockholder. In the event the Merger is not consummated, the Company and the Stockholder will return all non-public documents and other material obtained from DCI or its representatives in connection with the transactions contemplated hereby or certify to DCI that all such information has been destroyed.

6.5 Notification of Certain Matters. The Company shall give prompt notice to DCI, orally and in writing, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Plan to be untrue or inaccurate at any time from the date hereof to the Effective Time, (ii) any failure of the Company, or any officer, director, employee or agent thereof, or any stockholder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, or (iii) any litigation, or any claim or controversy or contingent liability of which the Company has knowledge of that might reasonably be expected to become the subject of litigation, against the Company or affecting any of its assets, in each case in an amount in controversy in excess of $25,000, or that is seeking to prohibit or restrict the transactions contemplated hereby.

6.6 Consents. Subject to the terms and conditions of this Plan, the Company shall (i) obtain all consents, waivers, approvals authorizations and orders required in connection with the authorization, execution and delivery of this Plan and the consummation of the Merger; and (ii) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary or proper to consummate and make effective as promptly as practicable the transactions contemplated by this Plan.

6.7 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, whether before or after the Effective Time, the Company and the Stockholder shall cooperate and use reasonable efforts to defend against and respond thereto.

6.8 Certain Tax Matters. The Stockholder shall file all required 2000 federal income tax returns of the Company on a timely basis.

6.9 Preparation of Registration Statement and Information Statement. The Company and the Stockholder shall cooperate with DCI and furnish DCI with books, records, contracts and other documents which DCI deems necessary in order to prepare and file with the Securities and Exchange Commission the information statement required pursuant to Rule 14C of the Exchange Act for the amendment of the Certificate of Incorporation.

6.10 Spin-Off. The Stockholder and the Company acknowledge that DCI intends to spin-off assets or a subsidiary to its stockholders. The Stockholder and the Company hereby waive any and all rights to receive any of such assets or shares of capital stock of the subsidiary which is to be spun-off and hereby agree to execute any documents necessary to accomplish such waiver from DCI. The Stockholder and the Company agree to cooperate with DCI to consummate the spin-off and to utilize their best efforts to accomplish the spin-off of assets or a subsidiary of DCI, including but not limited to, assisting in the preparation of filings with the Securities and Exchange Commission.

6.11 Audit. The Company shall have the Company's Financial Statements for the year ended December 31, 2000 audited by Marks Paneth & Shron, LLP.

ARTICLE VII

COVENANTS OF DCI

7.1 Confidentiality. DCI agrees, and DCI agrees to cause its officers, directors, employees, representatives and consultants, to hold in confidence all, and not to disclose to any Person for any reason whatsoever, any non-public information received by it or its representatives in connection with the transactions contemplated hereby except (i) as required by Law; (ii) for disclosure to officers, directors, employees and representatives of DCI as necessary in connection with the transactions contemplated hereby or as necessary to the operation of DCI's business; and (iii) for information which becomes publicly available other than through the actions of DCI. In the event the Merger is not consummated, DCI will return all non-public documents and other material obtained from the Company or its representatives in connection with the transactions contemplated hereby or certify to the Company that all such information has been destroyed.

7.2 Conduct of Business by DCI Pending the Merger. DCI covenants and agrees that, from the date of this Plan until the three (3) designees to the Board of Directors appointed by the Stockholder become directors of the Company, unless the Chairman of the Company shall otherwise agree in writing or as otherwise expressly contemplated by this Plan:

      DCI shall not take any action except in accordance with applicable federal and state securities laws and other applicable laws.

      DCI shall not directly or indirectly do any of the following: (i) issue, sell, pledge, dispose of or encumber, (A) any capital stock (or securities convertible into capital stock) of DCI or (B) any assets of DCI (other than in the ordinary course of business and consistent with past practice and not relating to the borrowing of money); (ii) amend or propose to amend the articles of incorporation or bylaws (or other organizational documents) of the Company except to increase the number of shares of Common Stock authorized to 1,000,000,000 to create 5,000,000 shares of preferred stock and to change the name of DCI to NetCare Health Group, Inc.; (iii) split, combine or reclassify any outstanding capital stock of the Company, or declare, set aside or pay any dividend payable in stock, property or otherwise with respect to its capital stock whether now or hereafter outstanding; (iv) redeem, purchase or acquire or offer to acquire any of its capital stock; (v) create, incur, assume, guarantee or otherwise become liable or obligated with respect to any indebtedness for borrowed money except in the ordinary course of business or (vi) except in the ordinary course of business and consistent with past practice, enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 7.2(b);

      DCI shall use its best efforts (i) to preserve intact the business organization of the Company, (ii) to perform or cause to be performed all of its obligations in or under any of such leases, agreements and contracts, (iii) to keep available the services of its current officers and key employees, (iv) to preserve the goodwill of those having business relationships with it, (v) to maintain and keep its properties in as good a repair and condition as presently exists, except for deterioration due to ordinary wear and tear, (vi) to maintain in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it, (vii) to collect its accounts receivable, (viii) to preserve in full force and effect all leases, operating agreements, easements, rights-of-way, permits, licenses, contracts and other agreements which relate to its assets (other than those expiring by their terms which are not renewable);

      DCI shall not make or agree to make any single capital expenditure or enter into any purchase commitments in excess of $25,000;

      DCI shall perform its obligations under any contracts and agreements to which it is a party or to which its assets are subject, except for such obligations as the DCI in good faith may dispute;

      DCI shall not take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in this Plan becoming untrue or any of the conditions to the Merger set forth in Article VIII not being satisfied;

      DCI shall not (i) amend or terminate any Plan except as may be required by applicable Law, (ii) increase or accelerate the payment or vesting of the amounts payable under any Plan or (iii) adopt or enter into any personnel policy, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement or any other employee benefit plan, agreement, arrangement, program, practice or understanding (other than the Employee Benefit Plans);

      DCI shall not enter into any agreement or incur any obligation, the terms of which would be violated by the consummation of the transactions contemplated by this Plan;

      DCI shall maintain the listing of its Common Stock on the Principal Market;

      DCI shall file SEC Documents in accordance with the 1934 Act; and

      DCI shall comply with the requirements of Rule 14f-1 with the cooperation of the Stockholder and the Company.

7.3 Consents. Subject to the terms and conditions of this Plan, DCI shall (i) obtain all consents, waivers, approvals, authorizations and orders required in connection with the authorization, execution and delivery of this Plan and the consummation of the Merger; and (ii) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Plan.

7.4 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, whether before or after the Effective Time, DCI agrees to cooperate and use reasonable efforts to defend against and respond thereto.

7.5 Delivery of Certificates. On the Closing Date, DCI will deliver to each holder of certificates which represented Company Common Stock prior to the Effective Time the stock certificates contemplated by Article II of this Plan.

7.6 Certain Tax Matters. DCI shall act as reasonably necessary to assist the Stockholder in preparing its federal and state income tax returns for the Company in accordance with Section 6.11(b) hereof.

7.7 Certificate of Incorporation. DCI shall cause its stockholders to ratify the amendment to its certificate of incorporation which increases the number of authorized shares of Common Stock to 1,000,000,000 and to effect a reverse stock split.

7.8 Access. DCI shall afford the Company's officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and, during such period, DCI shall furnish promptly to the Company any information concerning its business, properties and personnel as the Company may reasonably request; provided, however, that no investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty made by DCI pursuant to this Plan.

7.9 Spinoff. Subsequent to the Closing Date, DCI may spin-off assets or a subsidiary as provided in a separate agreement annexed hereto.

7.10 Directors. DCI shall cause up to three directors designated by the Stockholder to be elected to the Board of Directors of DCI to be effective immediately after compliance by DCI with Rule 14f-1 of the 1934 Act and Michael Kang and John W. Combs shall have the right to cause up to two directors to be elected to the Board of Directors of DCI.

7.11 14C and 14f Filings. In the event that the final Schedules 14C and 14f-1 are not filed with the Commission and circulated to the stockholders of DCI within 30 days of the date hereof, then the Company shall have the right to rescind the transactions consummated hereby for a period of 90 days thereafter upon written notice from The Stockholder to DCI, unless such filings are made within ten days after written notice .. The Company agrees to cooperate with DCI in connection with such filings and mailings.

7.12 10-K Filing. In the event that the 10-K filing for the year ended October 31, 2001 is not filed on or prior to February 13, 2002, then The Stockholder shall have the right to rescind the transactions consummated hereby unless such filing is made within 10 days after written notice from The Stockholder to DCI and further provided that after such filing the Common Stock of DCI continues to be listed on the NASD Electronic Bulletin Board without any notations for non-compliance with the rules of the NASD Electronic Bulletin Board.

7.13 Rescission. In the event of a rescission under Section 7.11 or Section 7.12, DCI shall transfer all of the capital stock of the Company to the Stockholder and any agreements between the parties pursuant to this Agreement shall be null and void and of no force and effect and no party shall have any further liability hereunder or thereunder.

ARTICLE VIII

CONDITIONS

8.1 Conditions Precedent to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

  No Order shall have been entered and remain in effect in any action or proceeding before any Court or Governmental Authority that would prevent or make illegal the consummation of the Merger;

  The Board of Directors of DCI shall have authorized the filing of an amendment to its certificate or incorporation increasing the number of authorized shares of Common Stock to 1,000,000,000 and to effect a reverse stock split;

  On the Closing Date, John Combs and Michael Kang shall deliver to the Stockholder a proxy to vote the shares of Common Stock owned by each of John Combs and Michael Kang in the form of Schedule 8.1(e). Such proxy shall be irrevocable until the amendment of the Certificate of Incorporation is filed and the Stockholder is issued the shares of Common Stock constituting the Purchase Price; and

  On the Closing Date, DCI shall deliver to the Stockholder a resolution of the Board of Directors increasing the Board of Directors to five members and adopting amended and restated by-laws.. The Stockholder shall have the right to designate three members to the Board of Directors to fill such vacancies.

8.2 Additional Conditions Precedent to Obligations of DCI. The obligation of DCI to effect the Merger is also subject to the fulfillment at or prior to the Closing Date of the following conditions:

  The representations and warranties of the Company and the Stockholder contained in this Plan shall be true and correct in all material respects as of the date when made and as of the Closing Date as though such representations and warranties had been made at and as of the Closing Date; all of the terms, covenants and conditions of this Plan to be complied with and performed by the Company and the Stockholder on or before the Closing Date shall have been duly complied with and performed in all respects, and a certificate to the foregoing effect dated the Closing Date and signed by the Chief Executive Officer of the Company and the Stockholder shall have been delivered to DCI, and a copy of the resolutions of the Company's Board of Directors, certified by the Secretary of the Company as of the Closing Date, approving the terms of this Plan and all transactions contemplated hereby shall have been delivered to DCI;

  The Stockholder shall have obtained all consents, waivers and approvals to the Merger and the transactions contemplated thereby required by the terms of any Material Lease or Material Contract;

  DCI shall have received executed representations from the Stockholder stating that the Stockholder has no current plan or intention to sell or otherwise dispose of the DCI Common Stock to be received by it;

  Since the date of this Plan, no material adverse change in the business, condition (financial or otherwise), assets, operations or prospects of the Company and its subsidiaries, taken as a whole, shall have occurred, and the Company shall not have suffered any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of the Company and its subsidiaries, taken as a whole, and DCI shall have received a certificate signed by the Chief Executive Officer of the Company dated the Closing Date to such effect;

  On the Closing Date, the Distribution Agreement annexed hereto as Exhibit C shall be executed and delivered.

8.3 Additional Conditions Precedent to Obligations of the Stockholder. The obligation of the Stockholder to effect the Merger is also subject to the fulfillment at or prior to the Closing Date of the following conditions:

      The representations and warranties of DCI contained in this Plan shall be true and correct in all respects as of the date when made and as of the Closing Date as though such representations and warranties had been made at and as of the Closing Date, all the terms, covenants and conditions of this Plan to be complied with and performed by DCI on or before the Closing Date shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated the Closing Date and signed by a senior corporate officer of DCI shall have been delivered to the Company;

      Since the date of this Plan, no material adverse change in the business, condition (financial or otherwise), assets, operations or prospects of DCI and its subsidiaries, taken as a whole, shall have occurred, and DCI shall not have suffered any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of DCI and its subsidiaries, taken as a whole, and the Company shall have received a certificate signed by the Chief Executive Officer of DCI dated the Closing Date to such effect; and

      DCI shall be listed on the Principal Market and shall not have received any notice of delisting as of the Closing Date.

ARTICLE IX

MISCELLANEOUS

9.1 Intentionally Omitted.

9.2 Termination. This Plan may be terminated and the Merger and the other transactions contemplated herein may be abandoned at any time prior to the Closing:

  by mutual consent of DCI and the Stockholder;

  by either DCI or the Stockholder if a final, unappealable order to restrain, enjoin or otherwise prevent, or awarding substantial damages in connection with, a consummation of the Merger or the other transactions contemplated hereby shall have been entered;

  by DCI if there has been a material breach of any representation, warranty, covenant or other agreement set forth in this Plan by the Stockholders which breach has not been cured within ten (10) Business Days following receipt by the Stockholder of notice of such breach (unless such breach cannot be cured within such time, reasonable efforts have begun to cure such breach prior to the tenth (10th) Business Day and such breach is then cured within thirty (30) days after notice);

  by the Stockholder: if there has been a material breach of any representation or warranty set forth in this Plan by DCI which breach has not been cured within ten (10) Business Days following receipt by DCI of notice of such breach (unless such breach cannot be cured within such time, reasonable efforts have begun to cure such breach prior to the tenth (10th) Business Day and such breach is then cured within thirty (30) Business Days after notice).

9.3 Effect of Termination. In the event of any termination of this Plan pursuant to Section 9.3, the parties hereto shall have no obligation or liability to each other except that the provisions of Sections 6.4, 6.7, 7.1, 7.4 and 9.4 survive any such termination.

9.4 Expenses. Regardless of whether the Merger is consummated, all costs and expenses in connection with this Plan and the transactions contemplated hereby incurred by DCI shall be paid by DCI and all such costs and expenses incurred by the Company and Stockholder shall be paid by the Company and the Stockholde.

9.5 Restrictions on Transfer of DCI Stock. Stockholder, (i) acknowledges that the Common Shares have not been registered under the Securities Act and therefore may not be resold by that Stockholder without compliance with the Securities Act and (ii) covenants that none of said shares of will be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of except after full compliance with all the applicable provisions of the Securities Act and the rules and regulations of the Commission and applicable state securities laws and regulations. All certificates evidencing DCI Common Shares issued pursuant to the Certificate of Merger or upon conversion will bear the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL SUCH SHARES ARE REGISTERED UNDER SUCH ACT, OR SUCH STATE LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED."

transmission 9.6 Intentionally Omitted.

9.7 No Broker. DCI and Stockholder, each represent and warrant to each other that there is no broker or finder involved in the transactions contemplated hereby.

9.8 Waiver and Amendment. Any provision of this Plan may be waived at any time by the party entitled to the benefits thereof. This Plan may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto. The waiver by any party hereto of any condition or of a breach of another provision of this Plan shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Plan shall not preclude it from seeking redress for breach of this Plan other than with respect to the condition so waived.

9.9 Public Statements. The Company, the Stockholder and DCI agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law as determined by counsel to the Company.

9.10 Assignment. DCI agrees that it will not assign this Plan. Furthermore, neither Stockholder nor the Company may assign this Plan without the prior written consent of DCI.

9.11 Notices. All notices, requests, demands, claims and other communications which are required to be or may be given under this Plan shall be in writing and shall be deemed to have been duly given if (i) delivered in person or by courier, (ii) sent by telecopy or facsimile , answer back requested, or (iii) mailed, by registered or certified mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

if to the Company or Stockholder: NetCare Health Services, Inc.

362 Industrial Park, Unit 6

Middletown, CT 06457

RXLTC.com, LLC

c/o Henry Kauftheil

1612 48th Street

Brooklyn, NY 11204

with a copy to: David Lubin, Esq.

Ehrenreich, Eilenberg & Krause

11 East 44th Street, 17th floor

New York, NY 10017

if to DCI or Merger Sub: Digital Commerce International, Inc.

1199 W. Hastings Street, 6th floor

Vancouver, British Columbia V6E 3T5

Canada

with a copy to: Martin C. Licht, Esq.

685 Third Avenue, 21st floor

New York, New York 10017

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 9.11. Such notices shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, (ii) if sent by telecopy or facsimile transmission, when the answer back is received, or (iii) if mailed, upon the earlier of five (5) days after deposit in the mail and the date of delivery as shown by the return receipt therefore. Delivery to the Stockholder's representative identified above of any notice to Stockholder hereunder shall constitute delivery to Stockholder and any notice given by a Stockholder's representative shall be deemed to be notice given by Stockholder.

9.12 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of New York, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

9.13 Severability. If any term, provision, covenant or restriction of this Plan is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Plan shall continue in full force and effect and shall in no way be affected, impaired or invalidated unless such an interpretation would materially alter the rights and privileges of any party hereto or materially alter the terms of the transactions contemplated hereby.

9.14 Counterparts. This Plan may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

9.15 Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

9.16 Entire Plan; Third Party Beneficiaries. This Plan, including the Annexes, Exhibits and the Schedules hereto, constitutes the entire agreement and supersedes all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof (except as contemplated otherwise by this Plan) and neither this Plan nor any document delivered in connection with this, confers upon any Person not a party hereto any rights or remedies hereunder.

9.17 Faward Holdings, Ltd. Any reference to or execution of an instrument by Faward Holdings, Ltd. in any agreement, certificate or instrument in connection with the transactions contemplated by this Agreement is hereby deleted and of no force and effect.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Plan to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

DIGITAL COMMERCE INTERNATIONAL INC.

By:

Name:

Title:

DIGITAL HEALTHCARE SERVICES, INC.

By:

Name:

Title:

NETCARE HEALTH SERVICES, INC.

By: __________________________________________

Name:

Title:

RXLTC.COM, LLC

By: __________________________________________

Name:

Title:

ANNEX A

SCHEDULE OF DEFINED TERMS

The following terms when used in the Plan shall have the meanings set forth below unless the context shall otherwise require:

"affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person.

"Business Day" means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

"Closing" means a meeting, which shall be held in accordance with Section 2.3, of representatives of the parties to the Plan at which, among other things, all documents deemed necessary by the parties to the Plan to evidence the fulfillment or waiver of all conditions precedent to the consummation of the transactions contemplated by the Plan are executed and delivered.

"Closing Date" means the date of the Closing as determined pursuant to Section 2.3.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Company" means NetCare Health Services, Inc. and all predecessor entities and its successors from time to time.

"Company Common Stock" means the issued and outstanding common stock of the Company, as set forth in Section 3.7.

"Company 2000 Balance Sheet" has the meaning set forth in Section 3.8.

"Control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

"Court" means any court or arbitration tribunal of the United States, any foreign country or any domestic or foreign state, and any political subdivision thereof.

"Effective Time" has the meaning set forth in Section 2.4.

"Employee Benefit Plans" has the meaning set forth in Section 3.17.

"Environmental Laws" means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, as in effect on the Closing Date, any of which govern or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation, RCRA, CERCLA, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Clean Air Act, the Clean Water Act, FIFRA, EPCRA and OSHA.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the Regulations promulgated thereunder.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the Regulations promulgated thereunder.

"GAAP" means accounting principles generally accepted in the United States as in effect from time to time consistently applied by a specified Person.

"Governmental Authority" means any governmental agency or authority (other than a Court) of the United States, any foreign country, or any domestic or foreign state, and any political subdivision thereof, and shall include any multinational authority having governmental or quasi-governmental powers.

"Guarantees" has the meaning set forth in Section 3.11 herein.

"Hazardous Material" means any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including, without limitation, chemicals, compounds, metals, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires remediation under any Environmental, Health and Safety Laws in effect on the Closing Date, including, without limitation, the United States Department of Transportation Table (49 CFR 172, 101) or by the Environmental Protection Agency as hazardous substances (40 CFR Part 302) and any amendments thereto; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. § 9601, et seq. (hereinafter collectively "CERCLA"); the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq. (hereinafter, collectively "RCRA"); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. § 1311, et seq.; the Clean Air Act, as amended (42 U.S.C. § 7401-7642); Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. § 136-136y ("FIFRA"); the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. § 11001, et seq. (Title III of SARA) ("EPCRA"); the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. § 651, et seq. ("OSHA"); any similar state statute or regulations implementing such statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, or which has been or shall be determined or interpreted at any time by any Governmental Authority or Court to be a hazardous or toxic substance regulated under any other statute, law, regulation, order, code, rule, order, or decree.

"Intellectual Property" means all patents, trademarks, copyrights and other proprietary rights.

"Law" means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof, including all decisions of Courts having the effect of law in each such jurisdiction.

"Licenses" means all licenses, certificates, permits, approvals and registrations.

"Lien" means any mortgage, pledge, security interest, adverse claim, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Law of any jurisdiction.

"Material Contract" has the meaning set forth in Section 3.11.

"Material Leases" has the meaning set forth in Section 3.11.

"Merger" has the meaning set forth in the Recitals.

"Order" means any judgment, order or decree of any federal, foreign, state or local Court or Governmental Authority.

"Plan" means the Amended and Restated Plan of Reorganization made and entered into as of January 31, 2002, by and among DCI, Merger Sub, the Company and the Stockholder, including any amendments thereto and each Annex (including this Annex A), Exhibit and schedule thereto (including the Schedules).

"Person" means an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity, but shall not include a Court or Governmental Authority.

"Certificate of Merger" means the Plan and Certificate of Merger made and entered into as of January 31, 2002 by and between Merger Sub and the Company.

"Purchase Price" has the meaning set forth in Section 2.2, after giving effect to any adjustments pursuant to paragraph (b) of Section 2.2.

"Related Party Agreements" has the meaning set forth in Section 3.11.

"Reports" means, with respect to a specified Person, all reports, registrations, filings and other documents and instruments required to be filed by the specified Person with any Governmental Authority.

"Schedules" means all schedules required to be provided under this Plan.

"SEC Documents" means DCI's Form 10-K Report for the year ended October 31, 2000 and Form 10-Q Reports in the quarters ended January 31, 2001, April 30, 2001 and July 31, 2001.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

A "Subsidiary" of a specified Person is any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which the specified Person controls the management.

"Tax Returns" means all returns, reports and filings relating to Taxes.

"Taxes" means all taxes, charges, imposts, tariffs, fees, levies or other similar assessments or liabilities, including income taxes, ad valorem taxes, excise taxes, withholding taxes, stamp taxes or other taxes of or with respect to gross receipts, premiums, real property, personal property, windfall profits, sales, use, transfers, licensing, employment, payroll and franchises imposed by or under any Law; and such terms shall include any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any such tax or any contest or dispute thereof.

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Digital Commerce International, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14 day of March, 2002.

RXLTC.com, LLC

/s/ Henry Kauftheil__

Henry Kauftheil, manager

/s/ Tiffany Katz

Tiffany Katz

/s/ Henry Kauftheil

Henry Kauftheil

IRREVOCABLE PROXY

The undersigned stockholders of Digital Commerce International, Inc., a Delaware corporation (the "Company") hereby irrevocably (to the fullest extent permitted by law) appoints Edward Foster and RXLTC.com, LLC, a Delaware limited liability company, and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of Company Common Stock owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of Company Common Stock or other securities which the undersigned may acquire on or after the date hereof. (The shares of the Company Common Stock referred to in clauses"(i)" and "(ii)" of the immediately preceding sentence, are collectively referred to in this proxy as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with the Amended and Restated Plan of Reorganization dated January 31, 2002 among the Company, Digital Health Care Services, Inc., NetCare Health Services, Inc. and RXLTC.com, LLC (the "Plan of Reorganization"). This proxy shall remain in full force and effect until (i) the Certificate of Amendment to the Certificate of Incorporation of the Company is duly filed and effective and (ii) RXLTC.com, LLC shall have been issued all the shares of common stock of the Company as it is entitled to pursuant to the terms and provisions of the Amended and Restated Plan of Reorganization.

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company at any time until the earlier to occur of (i) the issuance of the shares of Common Stock to RXLTC.com LLC pursuant to the Plan of Reorganization or (ii) upon the termination of the Plan of Reorganization. The undersigned may vote the Shares on all matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares). If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

IN WITNESS WHEREOF, the undersigned has executed this irrevocable proxy as of the 31st day of January, 2002.

_________________________________________

______________________________________

AGREEMENT, dated as of the 31st day of January, 2002 by and among Digital Commerce International, Inc., a Delaware corporation ("DCI"), RXLTC.com, LLC, a Delaware limited liability company (the "Stockholder") and Martin C. Licht ("Licht").

W I T N E S S E T H

WHEREAS, DCI, the Stockholders and Licht desire to enter into an agreement with respect to the registration for resale of certain shares of common stock, $.001 par value (the "Common Stock") of DCI; and

WHEREAS, DCI has an obligation to file a registration statement for the parties listed on Schedule A annexed (the "Mandatory Registration").

NOW, THEREFORE, in consideration of the above premises and the agreements set forth below, the parties hereto hereby agree as follows:

  Registration. DCI agrees to include in the Mandatory Registration shares of Common Stock for the following persons:

Person Amount

Martin C. Licht 1,000,000 (post split)

RXLTC.com, Inc. 2,740,000 in the aggregate (post split)

  Stock Split. All share amounts in this Agreement reflect a one for 25 reverse stock split. In the event that such stock split is not effected or is effected in a different ratio, then the number of shares of Common Stock to be registered shall be adjusted accordingly, provided, however, in the event that the reverse stock split is greater than 25 to 1 there shall be no downward adjustment in the number of shares of Common Stock registered.

  Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. There are no representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements between the parties with respect to the subject matter hereof.

  Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of New York.

  Notices. All notices, requests, demands, claims and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered in person or by courier, (ii) sent by telecopy or facsimile transmission, answer back requested, or (iii) mailed, by registered or certified mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

if to DCI or Stockholder: NetCare Health Services, Inc.

362 Industrial Park, Unit 6

Middletown, CT 06457

with a copy to: David Lubin, Esq.

Ehrenreich Eilenberg & Krause

11 East 44th Street, 17th floor

New York, NY 10017

if to Licht: Martin C. Licht

685 Third Avenue, 21st floor

New York, NY 10017

with a copy to: Marc G. Rosenberg, Esq.

685 Third Avenue, 21st floor

New York, New York 10017

or to such other address as any party shall have furnished to the other by notice given in accordance with this paragraph. Such notices shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, (ii) if sent by telecopy or facsimile transmission, when the answer back is received, or (iii) if mailed, upon the earlier of five (5) days after deposit in the mail and the date of delivery as shown by the return receipt therefor. Delivery to the Stockholder's representative identified above of any notice to Stockholder hereunder shall constitute delivery to Stockholder and any notice given by the Stockholder's representative shall be deemed to be notice given by Stockholder.

  Amendments and Waivers. Neither this Agreement nor any provision hereof may be modified, changed, discharged, waived or terminated except by an instrument in writing signed by the party against whom the enforcement of any such modification, change, discharge, waiver or termination is sought and the same may be effected by each Shareholder separately if and when appropriate.

  Severability. If any provision of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to the other party or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law.

  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal successors, assigns, heirs, executors and administrators. Nothing contained herein, expressed or implied, is intended to confer upon any person or entity other than the parties hereto and their legal successors, any rights or remedies under or by reason of this Agreement unless so stated herein to the contrary.

  Further Actions. At any time and from time to time, each party agrees at its expense, to take all actions and to execute and deliver all documents as may be necessary to effectuate the purposes of this Agreement.

  Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument and may be executed by facsimile signatures.

  Headings. The headings in the Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIGITAL COMMERCE INTERNATIONAL INC.

By:

Name:

Title:

RXLTC.COM, LLC

By: __________________________________________

Name:

Title:

________________________________________________

MARTIN C. LICHT

SCHEDULE A

Mathers Associates 720,000

Charles Zatzkin 200,000

Marvin Jacobs 150,000

Alexander Fisher 70,000

Arnold Gordon 140,000

Evan Licht 25,000

Leon Rapko 25,000

Greg Patchen 25,000

W-Two Ltd. 120,000

1,475,000

The shares of common stock issuable to HT Equities, LLC upon the exercise of the warrant and the conversion of the note in connection with the financing in the amount of up to $600,000 by NetCare Health Services, Inc.